

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 19, 2010

Mr. Richard Cowan, Chief Financial Officer
Cannabis Science, Inc.
6946 N. Academy Blvd., Suite B No. 254
Colorado Springs, CO 80918

> **Re:** **Cannabis Science, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed May 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 21, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September , 2009**
> **Filed November 19, 2009**
> **Response Letter Dated November 10, 2009**
> **File No. 0-28911**

Dear Mr. Cowan:

       We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. In your response to these comments, please provide the representations requested in
    our letter of September 10, 2009.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Consolidated Statement of Operations, page 4

2. We note from your response to prior comment number 4 that you do not believe that
    it is necessary to report the operations of Curado as discontinued operations within
    your consolidated statement of operations and cash flows for the nine-months ended
    September 30, 2008 as the assets disposed of were never classified as held for sale.
    However, pursuant to paragraph 42 of SFAS 144, the results of operations of a
    component of an entity that has been disposed of shall be classified as discontinued
    operations if the criteria of that paragraph have been met. In this respect, it appears
    from your disclosure that the operations and cash flows of Curado have been
    eliminated from the ongoing operations as a result of the disposal transaction and you
    will not have any significant continuing involvement in the operations of Curado. If
    this is correct, you should report Curado's results of operations and cash flows as
    discontinued operations.

Exhibits 31.1 and 31.2

3. We have considered your response to our prior comment number nine. We reissue
    this comment which requested you to file an amendment to the Forms 10-Q for the
    periods ending March 31, June 30 and September 30, 2009 that includes the entire
    periodic report and new, corrected certifications worded exactly as required by
    Regulation S-K Item 601(b)(31).

Closing Comments

    As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief